DEATH BENEFIT ENDORSEMENT

This Endorsement is part of the Contract to which it is attached and is effective upon the Issue Date shown on the Contract Schedule. This Endorsement amends the Contract as follows:

The Death Benefit Amount During the Accumulation Period in the Death Benefit Provision is deleted in its entirety and replaced with the following:

The death benefit will be as described below. The death benefit is determined as of the date due proof of death, Authorized Request for payment, and all other requirements are received at the BMA Service Center.

A. If the Issue Date is prior to the Owner's age 80, the death benefit will be as follows:

     During the first Contract Year: the greater of (a) the sum of all Purchase Payments made, less any partial withdrawals and related Withdrawal Charges; or (b) the Contract Value.

     During the second and subsequent Contract Years: the greater of (a) the death benefit reset amount described below; (b) the Contract Value; or (c) the sum of all Purchase Payments made, less any partial withdrawals and related Withdrawal Charges.

     The death benefit reset amount will be the greater of (a) the Contract Value on the last day of the previous Contract Year; or (b) the prior death benefit reset amount plus any Purchase Payments and less any partial withdrawals and related Withdrawal Charges since then. Each death benefit reset will occur on the last day of each Contract Year prior to the Owner's age 81.

B. If the Issue Date is on or after the Owner's age 80, the death benefit will be the greater of (a) the Contract Value; or (b) the sum of al Purchase Payments made, less any partial withdrawals and related withdrawal charges.

Signed for Business Men's Assurance Company of America.

/s/ Vernon Wirt Voorhees II

Secretary

VA33                                                            (7/98)